SCHEDULE 13G Amendment No. 1
Transocean Offshore Inc. Common
Stock $.01 par value

Cusip #:893-817-10-6
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,760,700
Item 7:  -0-
Item 8:  3,760,700
Item 9:  3,760,700
Item 11: 3.7%
Item 12: IA


Cusip #: 893-817-10-6
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,181,800
Item 7:  -0-
Item 8:  2,181,800
Item 9:  2,181,800
Item 11: 2.2%
Item 12: IA


Cusip #:  893-817-10-6
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  5,942,500
Item 7:  -0-
Item 8:  5,942,500
Item 9:  5,942,500
Item 11: 5.9%
Item 12: IN


Item 1(a) Transocean Offshore Inc.

Item 1(b) 4 Greenway Plaza,
Houston, Texas 77046


Item 2(a) This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2(b) The address of each
reporting person is 101 Park
Avenue, New York, NY 10178

Item 2(c) Incorporated by
reference to item (4) of the cover
page pertaining to each reporting
person.

Item 2(d) Common Stock $.01 par
value

Item 2(e)  893-81710-6

Item 3. TMLLC and TPLLC are
investment advisers registered
under Section 203 of the
Investment Advisers Act of 1940.

Item   4. Ownership as of
September 30, 1997 is incorporated
by reference to items (5) - (9)
and (11) of the cover page
pertaining to each reporting
person.

On October 10, 1997, a 13G
relating to the ownership of
Transocean Offshore was filed on
behalf of TMLLC and TPLLC.  Such
13G correctly disclosed ownership
in the aggregate of 5,942,500
shares of Transocean.  The filing
persons incorrectly calculated and
reported an ownership of 11.7% due
to the filing persons' failure to
adjust the outstanding shares for
a stock dividend announced by
Transocean's press release dated
August 14, 1997 and effective
September 19, 1997.  This 13G
reflects the proper ownership
percentage as calculated utilizing
outstanding shares on September
30, 1997.

Item 5. Not applicable

Item 6. Other persons are known to
have the right to receive
dividends from, or proceeds from
the sale of, such securities.

Item 7. Not applicable

Item 8. Not applicable


Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above were
acquired in the ordinary course of
business and were not acquired for
the purpose of and do not have the
effect of changing or influencing
the control of the issuer of such
securities and were not acquired
in connection with or as a
participant in any transaction
having such purpose or effect.

After reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete and
correct.

November 21, 1997

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C. /s/
Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman, Under Power
of Attorney Dated: January 27,
1995,
On File with Schedule 13G for
Kohl's Corp. 2/7/95

EXHIBIT A

AGREEMENT

The undersigned agree that this
Amendment No. 1 to Schedule 13G
dated November 21, 1997 relating
to shares of common stock of
Transocean Offshore Inc. shall be
filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial
Officer

JULIAN H. ROBERTSON, JR.

By:  /s/ Nolan Altman, Under Power
of Attorney

Dated: January 27, 1995,
On File with Schedule 13G for
Kohl's

Corp. 2/7/95